UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                             SCHEDULE 13D
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1)

                          Keene Corporation
 -------------------------------------------------------------------
                          (Name of Issuer)

                            Common Stock
 -------------------------------------------------------------------
                     (Title Class of Securities)

                              487315103
 -------------------------------------------------------------------
                           (CUSIP Number)

                         David Klafter, Esq.
                        Gotham Partners, L.P.
                           237 Park Avenue
                      New York, New York  10017
                                 and
                         Peter Golden, Esq.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                      New York, New York  10004
                           (212) 859-8000
 -------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)
                            July 31, 1996
 -------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                      SEC 1746 (12-91)

                        SCHEDULE 13D

CUSIP No.    487315103                    Page  2  of  5  Pages
          ------------                         ---    ---

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners II, L.P. 13-3700768

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                      (b)[ ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*
         WC

 5   CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IF  REQUIRED
     PURSUANT TO ITEMS 2(a) OR 2(b)                                      [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

      NUMBER      7  SOLE VOTING POWER
        OF              699,813
      SHARES
    BENEFICIALLY  8  SHARED VOTING POWER
     OWNED BY           0
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING          699,813
      PERSON
       WITH      10 SHARED DISPOSITIVE POWER
                        0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         699,813
12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    SHARES*                                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.7%

14  TYPE OF REPORTING PERSON*

         PN

                           2 of 5


                        SCHEDULE 13D

CUSIP No.    487315103                    Page  3  of  5  Pages
          ------------                         ---    ---

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners II, L.P. 13-3863925

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                      (b)[ ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*
         WC

 5   CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IF  REQUIRED
     PURSUANT TO ITEMS 2(a) OR 2(b)                                      [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

      NUMBER      7  SOLE VOTING POWER
        OF              64,487
      SHARES
    BENEFICIALLY  8  SHARED VOTING POWER
     OWNED BY           0
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING          64,487
      PERSON
       WITH      10 SHARED DISPOSITIVE POWER
                        0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         64,487
12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    SHARES*                                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         .62%

14  TYPE OF REPORTING PERSON*

         PN

                           3 of 5

This Amendment No. 4 amends and supplements the Schedule 13D (the "Schedule 13D") relating to the shares of common stock (the "Shares") of Keene Corporation, a Delaware corporation (the "Company"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the Shares purchased by Gotham and reported by this Amendment was $47,580 and the aggregate purchase price of the Shares purchased by Gotham II and reported by this Amendment was $13,764. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Gotham owns 699,813 Shares as of the date of this Statement, representing an aggregate of approximately 6.7% of the outstanding Shares (based upon 10,441,960 Shares reported by the Company to be outstanding in the Keene Corp. Second Amended Disclosure filed March 11, 1996). Gotham II owns 64,487 Shares as of the date of this Statement, representing an aggregate of approximately .62% of the outstanding Shares.

     The table below sets forth information with respect to all purchases of shares not previously reported. All of such purchases took place in open-market transactions on the NASDAQ.

     Gotham
     ------
            Date          Number of Shares     Price per Share
            ----          ----------------     ---------------
           6/25/96             44,100               $.4166
           7/22/96             14,727               $.3333
           7/31/96             73,636               $  .33

     Gotham II
     ---------
            Date          Number of Shares     Price per Share
            ----          ----------------     ---------------
           6/25/96                900              $.4166
           6/27/96             37,500              $.3426
           7/22/96                273              $.3333
           7/31/96              1,364              $  .33


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     After  reasonable  inquiry and to the best of  my  knowledge  and belief, I certify that the information set forth in this statement is true, complete and correct.


August 1, 1996

               GOTHAM PARTNERS, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina CORP.,
                       a general partner

                       By:/s/ William A. Ackman
                           ----------------------
                           William A. Ackman
                           President



               GOTHAM PARTNERS II, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina CORP.,
                       a general partner

                       By:/s/ William A. Ackman
                           ----------------------
                           William A. Ackman
                           President

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